Exhibit 99.1

Smart Logistics Global Limited Announces Receipt of Nasdaq Minimum Bid Price Deficiency Notice

May 5, 2026 -- Smart Logistics Global Limited (Nasdaq: SLGB) (the “Company”) today announced that it received a written notification dated May 1, 2026 from the Nasdaq Listing Qualifications Department indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The notification stated that the closing bid price of the Company’s ordinary shares was below US$1.00 per share for 30 consecutive business days from March 19, 2026 through April 30, 2026.

In accordance with applicable Nasdaq listing rules, the Company has been provided an initial compliance period of 180 calendar days, or until October 28, 2026, to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least US$1.00 per share for a minimum of ten (10) consecutive business days during the compliance period.

The receipt of the notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade on The Nasdaq Capital Market under the symbol “SLGB.”

The Company is actively monitoring the bid price of its ordinary shares and evaluating available options to regain compliance with the Nasdaq minimum bid price requirement within the permitted timeframe. However, there can be no assurance that the Company will be able to regain compliance during the compliance period or that Nasdaq will grant any additional compliance period, if applicable.

As required by Nasdaq rules, Nasdaq will place an indicator with quotation information for the Company’s ordinary shares on its trading systems to denote the Company’s non-compliance with the minimum bid price requirement.

About Smart Logistics Global Limited

Since 2018, the Company has been a business-to-business (B2B) contract logistics provider in China, focusing on industrial raw materials transportation. The Company offers tailored, cost-efficient logistics solutions primarily through land-only transportation services for large institutional clients with long-term contracts. By leveraging its proprietary Transportation Management System to optimize routes and equipment, the Company also commits to a scalable model via investments in advanced logistics infrastructure, including its 110,000-square-meter smart logistics park in Jiangxi Province and 7 full-truck load centers strategically located in China, which effectively enhances its operations and growth potential. For more information, please visit: https://www.smartlogisticsglobal.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s annual report on form 20-F and the registration statement on form F-1, as amended, filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

Andrew Barwicki

516-662-9461

andrew@barwicki.com